EXHIBIT 99.7
Media release

Rio Tinto and Shougang Group to explore steel decarbonisation solutions
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto and Shougang Group, one of the world’s top 10 steel producers, have signed a Memorandum of Understanding (MoU) to promote research, design and implementation of low-carbon solutions for the steel value chain. The MoU’s focus areas include low-carbon sintering technology, blast furnace (BF) and basic oxygen furnace (BOF) optimisation, and carbon capture and utilisation (CCU).
This partnership with Shougang underlines Rio Tinto’s strategic commitment to partner with customers on steel decarbonisation pathways and to invest in technologies that could deliver reductions in steelmaking carbon intensity.
Initial efforts will be focused on, but not limited to, BF slag heat recovery, BOF slag utilisation, CCU and low-carbon sintering technology.
The MoU builds on the nearly 30-year relationship between Rio Tinto and Shougang as trade and technical partners. The two companies will work together, leveraging their respective strengths in research and development, technologies, processes, equipment, logistics and industry coordination to support their shared objectives of limiting the impacts of global climate change and reducing carbon emissions.
Rio Tinto Chief Commercial Officer Alf Barrios said “Steel is a vital material for economic growth and low-carbon infrastructure. At Rio Tinto, we want to play a strong role as an industry partner to support the decarbonisation of steel. We are delighted to be able to extend our partnership with Shougang to jointly work towards our shared vision of a ‘greener’ steel value chain.”
Wang Jianwei, Vice President of Shougang Group, said, “Green and low-carbon transition and upgrading is the only way for high-quality and sustainable development of the steel industry. The cooperation between Shougang Group and Rio Tinto Group to develop low-carbon generic technologies for the steel sector and explore decarbonization solutions is a positive move for both sides to cooperate and promote low-carbon technology innovation.”
Around 70 percent of global steel is produced using the BF-BOF route, according to the World Steel Association1.

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1https://worldsteel.org/about-steel/about-steel/

Notes to editors
Rio Tinto
Rio Tinto is a mining and metals company operating in 35 countries. As set out in Rio Tinto’s Climate Action Plan, approved by shareholders in the 2022 AGMs, we aim to reduce Scope 1 & 2 carbon emissions by 15 per cent by 2025, and by 50 per cent by 2030. These targets are expected to be supported by around $7.5 billion of direct investments to lower emissions between 2022 and 2030. Working in partnership with governments, suppliers, customers, academia and others, Rio Tinto will continue to develop technologies and explore multiple pathways to produce green steel.
In 2022, Rio Tinto committed to engaging with all its direct iron ore customers, representing approximately 75 percent of its iron ore sales and related Scope 3 emissions, to share information on respective climate change goals and roadmaps, and actively seek areas of mutual collaboration on pathways to net zero.
Shougang Group
Founded in 1919, Shougang Group is one of China’s oldest industrial enterprises. In China’s 14th Five-Year Plan period (2021-2025), Shougang has committed to accelerating the adoption of innovative solutions to contributing to China’s duo carbon goals. The company has identified four areas of focus, including process optimisation and energy efficiency improvement, clean energy and CCUS technology development, recycling and green product development, and low-carbon cross-sector partnership development.

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